FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date June 15, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: June 15, 2006

NEWS RELEASE 06-14

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

TYLER ANNOUNCES RESULTS FOR SIX DRILL HOLES, INCLUDING HIGH-GRADE INTERSECTIONS GRADING 1.14% COPPER, 137.75 G/T SILVER AND 9.47% ZINC OVER 3.04 METERS AND 0.85% COPPER OVER 33.53 METERS.

Tyler Resources Inc. is pleased to announce assay results for an additional six reverse circulation drill holes at its Bahuerachi project, Chihuahua State, Mexico.

Holes RC-30 to RC-36 were drilled to test for southern extensions of narrow higher grade porphyry/skarn intersections over approximately 200 meters of previously untested strike length south of the Main Zone.  All holes intersected mineralization over the strike length tested.

Higher-grade skarn was identified along 140 meters going south from previous drill section 1 SE, with a particularly high-grade section in RC-36 (see below).  While the mineralization so far is generally noted to gradually weaken southwards, it remains open to the south and at depth.

Results are presented in the following tables and discussed below.  Sections for the main RC holes as reported (RC-30, RC-31, RC-36) are posted with the news release on our website at www.tylerresources.com.  Drill hole collar locations are shown on the attached drill plan map.

Main Zone drilling.

Significant intervals for drill holes RC #30 to 36.

Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Mo (%)	Rock Type
RC-30	32.01	77.74	45.73	0.37	0.03	2.5	tr	0.006	Sediments-skarn
and	99.09	115.85	16.76	0.90	0.09	11.8	0.34	0.002	Sediments-skarn

RC-31	30.49	64.02	33.53	0.85	0.02	1.4	tr	Tr	QFP/Sediments-skarn

RC-32	27.36	62.32	34.96	0.31	0.02	5.1	0.16	Tr	QFP/Sediments-skarn

RC-33									Failed to reach target

RC-34	97.28	118.56	21.28	0.27	0.01	2.5	tr	0.006	Calc-silicate sediments

RC-35	18.24	27.36	9.12	0.22	0.01	2.2	tr	Tr	Veined sediments

RC-36	10.64	41.04	30.4	0.33	0.04	25.3	0.32	0.015	Calc silicate sed/skarn
including	36.48	39.52	3.04	1.14	0.06	137.75	9.47	Tr	Sulphide veins

True widths are interpreted to be 90-100% of intervals as quoted.

News Release – June 15, 2006

These results are consistent with previous surface sampling results as well as with drilling to the north in this area.  The Company is very encouraged by the presence of high-grade copper-silver-zinc sulphide veins intersected by RC-36. Such high-grade sections have now been intersected intermittently as part of the larger skarn system over 600 meters of strike length (to hole DDH-BAH-43 on section 560N).  While typically smaller and less continuous than the larger skarn body with which these veins have been found to occur, their very high grades make them attractive targets and potentially significant metal contributors, positively impacting the overall potential of the mineralized system.

Drill holes RC-41 and RC-42 have now been completed in this area, and RC drilling is now continuing with RC-43 after which it will move to the north of the Main Zone testing for near surface copper oxide targets.

One diamond drill rig is currently drilling in the North Skarn target (DDH-BAH-84, while the other two diamond drill rigs are drilling in the north of the Main Zone (DDH-BAH 85, 86, Sections 10 NE, see attached plan map).

About Tyler

Tyler Resources is a junior exploration company focused on base and precious metals exploration in Mexico. Tyler’s primary project is the Bahuerachi property which hosts a large mineralized porphyry-skarn copper (Au, Ag, Mo, Zn) complex. The Company is well financed and is currently conducting a 35,000 meter combined diamond and reverse circulation drilling program scheduled to be completed during 2006, making it one of the most active Canadian junior exploration companies operating in Mexico.

All assay work was performed by ICP at ALS-Chemex labs of Vancouver, with gold done using standard fire assay methods.  All samples sent to the lab are sealed with security tags for delivery to ALS-Chemex. Duplicate samples as well as standards and blanks are inserted in each batch of samples delivered to the laboratory and then checked to ensure proper quality assurance and quality control (QA/QC).

The Qualified Person responsible for the design and implementation of the Field Program as well as the preparation of this news release was J. P. Jutras, P.Geol., and President of the Company. The work program is being carried out with the participation of Dr. Shane William Ebert, Ph.D, P.Geo, Vice President and Director, Dustin Rainey, B.Sc Geology, Grant Couture, B.Sc., M.Sc Geology and Cornell McDowell, B.Sc Geology, consultants to the Company.

 “Jean Pierre Jutras”

Jean Pierre Jutras

President/CEO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

BAHUERACHI PROJECT, MEXICO

Sketch Geology, Sections and Drill Hole Locations NR # 06-14

Expanded Claim block (Bahuerachi 5)
NORTH SKARN ZONE
RC 39/40
RC 38
RC 37
DDH-BAH 84
DDH-BAH 82
DDH-BAH 80
DDH-BAH 74
NORTH
Colome Skarn Trend
North Porphyry
DDH-BAH 86
DDH-BAH 85
DDH-BAH 77, 78
DDH-BAH 79, 81
DDH-BAH 83
D 67
D-53/40
D 60
D-69
D-57
D 76
D-68
D 58/61
D 52/55
D-56
D-54
D 75
D-63
D-59
Los Alisos epithermal Au-Ag (Zn)
Cuesta Colorada Skarn/CRD Cu-Zn-Ag-Au
Rc41
Rc30/42
Rc43
Rc31
Rc32-33
Rc34-35
Rc36
South/Goat Porphyry
Legend
(based on Sketch Geological Compilation Phase 1, July 2004)
Quartz-Feldspar porphyry (QFP) Complex Undifferentiated
Drill holes completed, assays reported (see previous releases)
Drill holes completed, assays outstanding
Drill holes in progress
Other targets/ mineralized areas
Scale
Expanded Claim block (Bahuerachi 4)
0
1,000 m
2,000 meters
2 Km